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                            BANC ONE ABS CORPORATION
                             100 East Broad Street
                           Columbus, Ohio 43271-0158


                                 August 5, 1998

Securities and Exchange Commission
Mail Stop 3-10
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re: Banc One ABS Corporation
              Registration Statement No. 333-59845 on Form S-3


Ladies and Gentlemen:

     Reference is made to the above-referenced Registration Statement, File No. 333-59845, filed with the Securities and Exchange Commission (the "Commission") on July 24, 1998. The final paragraph on the cover of the Registration Statement is hereby amended to read as follows:


     "The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."



                               Sincerely yours,

                               /s/ Suzanne Bachman
                               BANC ONE ABS CORPORATION
                               By: Suzanne Bachman
                                   Attorney-in-fact pursuant to a power of
                                   attorney previously filed with the
                                   Registration Statement